EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated December 20, 2006, relating to the consolidated financial statements of Analytical Surveys, Inc. and Subsidiaries (the “Company”) which include the consolidated statements of operations, stockholder’s equity and cash flows for the year ended September 30, 2006, appearing in the Annual Report on Form 10-KSB of Analytical Surveys, Inc. as of September 30, 2007.

Our report contains an explanatory paragraph that states that the Company has suffered significant operating losses in 2006 and prior years and does not currently have external financing in place to fund working capital requirements, which raises substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PANNELL KERR FORSTER OF TEXAS, P.C.

Houston, Texas
January 14, 2008